EXHIBIT 99.1

HEXO Corp Chief Brand Officer Adam Miron steps down from position, stays on as key Board member

GATINEAU, Quebec, July 18, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) announces that HEXO co-founder, Adam Miron, has decided to step down from his position as Chief Brand Officer. These changes are effective today. Adam Miron co-founded HEXO six years ago with Sebastien St-Louis and has played a key role not only in building the company, but as an innovative leader in the cannabis industry. Adam will retain his seat on the HEXO Board of Directors and will continue to serve as President of the Board of Directors of HEXO MED, the Company’s Greek affiliate.

“Building HEXO has been one of the greatest privileges of my life,” said HEXO co-founder, Adam Miron. “I am a builder. What I see today is an established company with amazing leadership across all functions. I would like to thank the entire team and all our supporters for making this possible.”

 “Adam’s vision, passion, keen sense of business, marketing and leadership were pivotal in the creation, growth and success of HEXO,” said HEXO’s Chairman of the Board of Directors, Dr. Michael Munzar. “We thank Adam for his dedication to HEXO in the past and look forward to having him play a more active role on the Board as he continues to guide the company’s success.”

Adam will transition his internal responsibilities to members of the leadership team and will remain committed to fulfilling planned external obligations as HEXO’s representative.

“I have the utmost respect for Adam,” said HEXO CEO and co-founder, Sebastien St-Louis. “As a responsible entrepreneur, Adam recognizes where he brings the most value and I respect his decision to take on new challenges and focus on his true passion: building. Working with Adam on building HEXO over the past six years has been not only an incredible professional journey, but also a truly unique story of friendship. On behalf of the entire HEXO family, I would like to thank Adam for his invaluable contributions to our company so far, and I look forward to continuing to work with him on the HEXO board and on HEXO MED.”

About HEXO Corp
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 2.4 million sq. ft of facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Caroline Milliard
(819) 317-0526
media@hexo.com

A video accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/98bc9feb-5e8a-452f-bee4-75b495d00f01